UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                                  Peapod, Inc.
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   704718105
                                 (CUSIP Number)

Mr. A.H.P.M. van Tielraden                           with copies to:
Koninklijke Ahold N.V.                               Maureen Brundage, Esq./
Albert Heijnweg 1                                    John Reiss, Esq.
1507 EH Zaandam                                      White & Case LLP
The Netherlands                                      1155 Avenue of the Americas
011-31-75-659-9111                                   New York, NY 10036
                                                     212-819-8200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 14, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 704718105
================================================================================
-- -----------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Koninklijke Ahold N.V.                   I.R.S. IDENTIFICATION NO. 000000000

-- -----------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                          (b)[ ]
-- -----------------------------------------------------------------------------
 3 SEC USE ONLY


-- -----------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   WC

-- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            [ ]

-- -----------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   The Netherlands

----------------------------- ------- ------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              3,666,667 (1) (2)
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            3,666,667 (1) (2)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,666,667 (1) (2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN
         SHARES                                                              [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7% (2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

     (1) The shares of common stock of Peapod, Inc. (the "Issuer") covered by this report are purchasable by Koninklijke Ahold N.V. ("Ahold") upon exercise of
(i) the warrant (the "Previously Issued Warrant") granted by the Issuer to Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, and (ii) the warrant (the "Warrant (Credit Agreement)", and together with the Previously Issued Warrant, the "Outstanding Warrants") granted by the Issuer to Ahold pursuant to the Warrant Agreement dated as of April 14, 2000, in each case, as described in Item 4 of this Statement. Prior to the exercise of the Outstanding Warrants, Ahold is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Outstanding Warrants. The number of shares of common stock ("Common Stock") of the Issuer purchasable by Ahold under the Outstanding Warrants, which is initially 3,666,667 shares, is subject to adjustment in certain circumstances. The Outstanding Warrants may be exercised at any time.

     In addition, Ahold and the Issuer have entered into a Purchase Agreement (the "Purchase Agreement") dated as of April 14, 2000. Pursuant to and subject to the terms and conditions set forth in the Purchase Agreement (including approval by the stockholders of the Issuer), Ahold would acquire (i) 726,371 shares of Series B Convertible Preferred Stock (the "Shares") of the Issuer which would be convertible into initially 19,369,873 shares of Common Stock, representing approximately 51% of the total outstanding shares of Common Stock as of April 14, 2000 (based on the Issuer's representations in the Purchase Agreement and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series B Convertible Preferred Stock), and
(ii) the warrant (the "Warrant (Preferred Stock)") to purchase 32,894,270 shares of Common Stock. Based on the Issuer's representations in the Purchase
Agreement, upon conversion of the Shares and exercise of the Outstanding Warrants and the Warrant (Preferred Stock) Ahold would be entitled to purchase approximately 75% of the total outstanding shares of Common Stock as of April 14, 2000 (treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Shares and the shares of Common Stock subject to exercise under the Outstanding Warrants and the Warrant (Preferred Stock)). Prior to the purchase of the Shares and the Warrant (Preferred Stock), Ahold expressly disclaims beneficial ownership of the Shares, the Warrant (Preferred Stock) and the shares of Common Stock which are purchasable by Ahold upon conversion of the Shares and exercise of the Warrants (Preferred Stock).

     Ahold has also entered into Voting Agreements (collectively, the "Voting Agreements") with certain individual and institutional stockholders of the Issuer ("Stockholder Parties"). The Voting Agreements are limited to requiring that, subject to the terms and conditions of such agreements, each Stockholder Party vote such Stockholder Party's shares of Common Stock in favor of the transactions contemplated by the Purchase Agreement, against an Alternative Transaction (as defined in Item 4 of this Statement), against certain extraordinary transactions involving a reorganization or substantially all of the assets of the Issuer and in favor of Ahold's nominees to the Board of Directors. Each of the Stockholder Parties has delivered to Ahold an irrevocable proxy (the "Proxies") limited to voting such stockholders' shares of Common Stock in respect of the transactions contemplated by the Purchase Agreement, an Alternative Transaction, certain extraordinary transactions involving a reorganization or substantially all of the assets of the Issuer and Ahold's nominees to the Board of Directors. On April 14, 2000, the Stockholder Parties owned 7,396,175 shares of Common Stock (based on the Issuer's representations in the Purchase Agreement, representing approximately 40.5% of the outstanding shares of Common Stock as of April 14, 2000). Ahold expressly disclaims beneficial ownership of the shares of Common Stock which are subject to the Voting Agreements and the Proxies.

     (2) Based on the Issuer's representations in the Purchase Agreement, the number of shares indicated represents approximately 16.7% of the total outstanding shares of Common Stock as of April 14, 2000 (treating as outstanding for this purpose the shares of Common Stock subject to the Outstanding Warrants).

SCHEDULE 13D

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock"), of Peapod, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9933 Woods Drive, Skokie, Illinois 60077.

Item 2.  Identity and Background

     (a) - (c); (f) This statement on Schedule 13D is being filed by Koninklijke Ahold N.V. ("Ahold"), a public company with limited liability, incorporated under the laws of The Netherlands.

     Ahold is the largest food provider in The Netherlands, one of the largest food retailers in the United States and one of the largest and among the most internationally diverse food providing groups worldwide. Ahold has its corporate seat in Zaandam, Municipality of Zaanstad, The Netherlands. The principal executive offices of Ahold are located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, telephone: 011-31-75-659-9111.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each member of the Supervisory Board and the Corporate Executive Board of Ahold and the executive officers of Ahold are set forth on Schedule I attached hereto.

     (d)-(e) During the last five years, neither Ahold nor, to the best of Ahold's knowledge, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.  Source and Amount of Funds or Other Consideration

     In connection with, and as an inducement to Ahold's willingness to enter into the Promissory Note and the Credit Agreement, each as defined and described in Item 4 of this Statement, the Issuer granted to Ahold (i) a warrant (the "Previously Issued Warrant") to purchase 100,000 shares of Common Stock pursuant to the Warrant Agreement dated as of April 10, 2000, a copy of which is filed as
Exhibit 10.1 hereto, and (ii) a warrant (the "Warrant (Credit Agreement)", and together with the Previously Issued Warrant, the "Outstanding Warrants") to purchase 3,566,667 shares of Common Stock pursuant to the Warrant Agreement dated as of April 14, 2000, a copy of which is filed as Exhibit 10.2 hereto, in each case, as described in Item 4 of this Statement. Nominal consideration was paid by Ahold to the Issuer for the Outstanding Warrants. The Outstanding Warrants entitle Ahold to purchase up to 3,666,667 shares (subject to adjustment) of Common Stock at any time at an exercise price of $3.00 per share, subject to adjustment. If Ahold elects to exercise the Outstanding Warrants, purchase the Shares or exercise the Warrants (Preferred Stock), it currently anticipates that the funds to pay the exercise price and the purchase price will come from available working capital.

Item 4.  Purpose of the Transaction

     (a) - (j) Purchase Agreement.

     On April 14, 2000, Ahold and the Issuer entered into the Purchase Agreement dated as of April 14, 2000 (the "Purchase Agreement"), a copy of which is filed as Exhibit 10.3 hereto. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Purchase Agreement. Pursuant to the Purchase Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer and the termination or expiration of the waiting period under the Hart-Scott-Rodino Act), Ahold would acquire 726,371 shares of Series B Convertible Preferred Stock of the Issuer (the "Shares") which have a liquidation value of $100 per Share and would be convertible into 19,369,873 shares of Common Stock, representing initially approximately 51% of the total outstanding shares of Common Stock as of April 14, 2000 (based on the Issuer's representations in the Purchase Agreement and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series B Convertible Preferred Stock). The Shares are convertible into shares of Common Stock at a conversion price (subject to adjustment), which is initially $3.75 per share of Common Stock.

     In contemplation of the Purchase Agreement, (i) BEW, Inc., a Delaware Corporation ("BEW"), an affiliate of Ahold, advanced $3,000,000 to the Issuer pursuant to a Promissory Note (the "Promissory Note") dated as of April 5, 2000, a copy of which is filed as Exhibit 99.1 hereto, and (ii) BEW and the Issuer entered into a Security Agreement, dated as of April 5, 2000, and a Collateral Assignment of Intellectual Property, dated as of April 10, 2000, each to secure the Promissory Note. Pursuant to these security agreements the Issuer granted a pledge over all of its assets to BEW. In connection with the Promissory Note, the Issuer issued the Previously Issued Warrant.

     In connection with the Purchase Agreement, the Issuer and Ahold entered into (i) a Credit Agreement (the "Credit Agreement") dated as of April 14, 2000, whereby Ahold provided a $20,000,000 revolving credit facility to the Issuer, a copy of which is filed as Exhibit 10.4 hereto, and (ii) an Amended and Restated Security Agreement dated as of April 5, 2000, a copy of which is filed as
Exhibit 10.5 hereto, and an Amended and Restated Collateral Assignment of Intellectual Property dated as of April 14, 2000, a copy of which is filed as
Exhibit 10.6 hereto, each to secure the Issuer's obligations under the Credit Agreement. These security agreements were an amendment and restatement of the security agreements between the Issuer and BEW, and pursuant to these security agreements the Issuer granted a pledge over all of its assets to Ahold. Pursuant to the Credit Agreement, Ahold advanced a portion of its $20 million commitment to the Issuer to repay all amounts owing to BEW under the Promissory Note. In connection with the Credit Agreement, the Issuer issued the Warrant (Credit Agreement).

     Taking into account the Shares and the Warrants, following consummation of the transactions contemplated by the Purchase Agreement, based on the Issuer's representations in the Purchase Agreement, Ahold would have the right to acquire approximately 75% of the total outstanding shares of Common Stock as of April 14, 2000 (treating as outstanding for this purpose the shares of Common Stock subject to the Shares and the Warrants).

     In connection with the execution of the Purchase Agreement, three nominees of Ahold were elected to the 11 member Board of Directors of the Issuer. The Purchase Agreement provides that if the purchase of the Shares is consummated, Ahold will be entitled to nominate a further three persons to the Board of Directors of the Issuer. The Purchase Agreement further provides that the number of nominees Ahold is entitled to nominate to the Board of Directors of the Issuer will be adjusted as follows: (i) as long as Ahold beneficially owns securities of the Issuer that constitute, or if exercised, exchanged or converted into Common Stock would constitute, at least 70% of the aggregate issued and outstanding Common Stock, the Issuer shall use its reasonable best efforts to ensure that a total of seven nominees of Ahold are members of the Issuer's Board of Directors (for the purposes of this clause (i), the Warrants shall not be included in the calculation of Ahold's beneficial ownership); (ii) as long as Ahold beneficially owns securities of the Issuer that constitute, or if exercised, exchanged or converted into Common Stock would constitute, at least 33-1/3% but less than 70% of the aggregate issued and outstanding Common Stock, the Issuer shall use its reasonable best efforts to ensure that a total of six nominees of Ahold are members of the Issuer's Board of Directors; (iii) as long as Ahold beneficially owns securities of the Issuer that constitute, or if exercised, exchanged or converted into Common Stock would constitute, at least 10% but less than 33-1/3% of the aggregate issued and outstanding Common Stock, the Issuer shall use its reasonable best efforts to ensure that a total of three nominees of Ahold are members of the Issuer's Board of Directors. In addition, in connection with the execution of the Purchase Agreement, the Issuer and Ahold agreed to cooperate and take all actions reasonably necessary to appoint, within ten Business Days from the date of the Purchase Agreement, as Chief Executive Officer of the Issuer a person selected by Ahold and reasonably satisfactory to the Issuer, on terms and conditions mutually satisfactory to the Issuer and Ahold.

     Ahold may elect to purchase the Shares in one or more, but no more than three closings, provided that at each closing, Ahold shall purchase a pro rata amount of Shares and Warrants (Preferred Stock). The Closings under the Purchase Agreement are subject to the satisfaction or waiver of certain conditions, including, but not limited to: (a) obtaining approval (the "Stockholder Approval") of (i) a majority of the stockholders of the Issuer present in person or by proxy and entitled to vote of the issuance of the Series B Preferred Stock and Warrants to the extent required by Applicable Law and NASD rules and regulations, (ii) a majority of the outstanding stock of the Issuer to the amendment and restatement of the Issuer's Certificate of Incorporation in a manner reasonably satisfactory to the Issuer and to reflect the corporate governance provisions provided for in the Purchase Agreement, and (iii) a majority of the stockholders of the Issuer present in person or by proxy and entitled to vote, more generally, if requested by Ahold, the approval of the Purchase Agreement, the other Documents and the transactions contemplated thereby; (b) the termination or expiration of the waiting period under the Hart-Scott-Rodino Act; and (c) other customary conditions.

     The Purchase Agreement contains certain restrictions (subject to certain exceptions) on the conduct of the business of the Issuer, pursuant to which the Issuer has agreed, among other things, not to (a) declare and pay dividends; (b) issue or sell any of its securities or make any other changes in its capital structure; (c) make any changes or amendments to corporate governance documents;
(d) acquire (whether by merger or purchase) any assets (including equity interests) having a value in excess of $100,000 individually and $500,000 in the aggregate; (e) sell, lease or otherwise encumber or dispose of any of its material assets, other than sales of inventory in the ordinary course of business, or assets having a value in excess of $100,000 individually and $500,000 in the aggregate; (f) incur indebtedness for borrowed money in excess of $100,000 in any calendar year; (g) modify its benefit or compensation plans or enter into or materially amend or terminate any employment or consulting agreement; (h) make capital expenditures, other than budgeted expenditures approved by Ahold or capital expenditures not in excess of $100,000 in any calendar year; (i) settle any material claim, liability or obligation; (j) make or rescind any material tax election; (k) make any material change in its method of accounting; (l) enter into any agreement significantly restraining its ability to compete or conduct its business; (m) close any distribution center, office or other premises; (n) adopt a plan of liquidation or reorganization; (o) fail to maintain its Intellectual Property; (p) effect any material reduction in its workforce; (q) enter into any transactions with Affiliates; (r) materially amend any material contract; and (s) amend any shareholders rights plan which would restrict the ability of Ahold to exercise the rights and receive the benefits of a shareholder of the Issuer.

     Pursuant to the Purchase Agreement, the Issuer has agreed that its Board of Directors will recommend that the Stockholder Approval be given. The Issuer has also agreed that it shall not, nor shall it authorize or permit any of its Affiliates to, or their respective officers, directors, employees, auditors, agents, representatives, consultants, advisors, investment bankers, attorneys, accountants and other agents (collectively, "Representatives") to, directly or indirectly, (i) initiate, solicit or entertain offers from, negotiate with or in any manner knowingly encourage, discuss, accept, or consider any proposal of any other person relating to (w) the acquisition of capital stock of the Issuer or any of its Subsidiaries, securities convertible into or exchangeable for shares of capital stock of the Issuer or any of its Subsidiaries, (x) the acquisition of the Issuer's or any of its Subsidiaries' assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, business combination, recapitalization, liquidation, dissolution or otherwise,
(y) the incurrence of indebtedness for borrowed money by the Issuer or any of its Subsidiaries, or (z) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent, delay or dilute the benefits to Ahold of the transactions contemplated hereby, including, without limitation, by taking any action that would make Section 203 of the Delaware General Corporation Law or the Rights Agreement inapplicable to an Alternative Transaction (other than the transactions contemplated by the Purchase Agreement, sales of inventory in the ordinary course and shares issued upon the exercise of existing stock options) (any of the foregoing being an "Alternative Transaction"); (ii) initiate, participate, engage in, or agree to initiate, participate or engage in negotiations or discussions concerning, or provide to any person or entity any information or data relating to the Issuer or any Subsidiary, or otherwise cooperate with or assist or participate in, facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to an Alternative Transaction, (iii) in connection with any Alternative Transaction, require it to abandon, terminate or fail to consummate the transactions contemplated by the Purchase Agreement or the other Documents; (iv) grant any waiver or release under or amend any standstill, confidentiality or similar agreement entered into by the Issuer or any of its Affiliates or representatives; (v) agree to, approve or recommend any Alternative Transaction; or (vi) take any other action inconsistent with the obligations and commitments of the Issuer described in this paragraph.

     Under the Purchase Agreement, the Issuer has agreed that neither its Board of Directors nor any committee of its Board of Directors shall: (i) withdraw or modify the approval or recommendation by such Board of Directors or such committee of the Purchase Agreement, the other Documents or any of the transactions contemplated thereby, (ii) approve or recommend any Alternative Transaction, or (iii) cause or permit the Issuer or any Affiliate to enter into any letter of intent, agreement in principle or other arrangement or agreement with respect to an Alternative Transaction.

     The Purchase Agreement may be terminated (i) by mutual agreement of the parties at any time, (ii) by either party if the Stockholder Approval is not obtained on or prior to the seven month anniversary of the date of the Purchase Agreement, or (iii) by either party if the Issuer's stockholders vote against the Purchase Agreement and the transactions contemplated thereby at the Stockholders' Meeting. If the Purchase Agreement is terminated by Ahold in accordance with the provisions described in clauses (ii) or (iii) in the immediately preceding sentence, then the Issuer shall (a) reimburse Ahold for all of its out-of-pocket expenses incurred in connection with the Purchase Agreement and the transactions contemplated thereby, and (b) pay to Ahold in immediately available funds a termination fee in an amount equal to $1,000,000.

     Warrants.

     In connection with, and as a condition and inducement to, Ahold's willingness to enter into the Promissory Note, the Credit Agreement and the Purchase Agreement, the Issuer granted to Ahold the Outstanding Warrants and agreed to grant to Ahold a warrant (the "Warrant (Preferred Stock)", together with the Outstanding Warrants, the "Warrants") to purchase initially 32,894,270 shares of Common Stock pursuant to a Warrant Agreement, a copy of which is filed as Exhibit 10.7 hereto. The Warrants give Ahold the right to purchase initially up to an aggregate of 36,560,937 shares of Common Stock, representing approximately 24% of the outstanding shares of Common Stock as of April 14, 2000 (based on the Issuer's representations in the Purchase Agreement and treating as outstanding for this purpose the shares of Common Stock subject to the Shares and the Warrants) at an exercise price, which is initially $3.00 per share for the Outstanding Warrants and $3.75 per share for the Warrant (Preferred Stock). In the event Stockholder Approval or HSR Approval is not obtained within 120 days of the date of the Purchase Agreement (the "Outside Date") (subject to extension if Ahold exercises any of the Warrants), the exercise price for the Warrant (Credit Agreement) and the Warrant (Preferred Stock) will be reduced by 50%.

     Ahold may exercise the Warrants, in whole or in part, at any time and from time to time, prior to the tenth anniversary of the date of issue of the Warrant. Payment of the exercise price may be made in a variety of methods, including in cash or by the provisions of goods or services with a fair value equal to the exercise price. The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment under certain circumstances as set forth in the Warrants.

     Certificate of Designations of Series B Convertible Preferred Stock.

     The terms of the Shares are set forth in the Certificate of Designations of the Issuer (the "Certificate of Designations"), a copy of which is filed as
Exhibit 10.8 hereto. The Shares will be entitled to receive dividends at a rate of (i) if either Stockholder Approval or HSR Approval has not been obtained prior to the Outside Date or there shall exist any Event of Non-Compliance (as defined in the Certificate of Designations), in each case, 12.5% per annum for all quarterly dividend periods commencing on or after the Outside Date and ending on or before the date, if any, on which both Stockholder Approval and HSR Approval have been obtained or, in the case of an Event of Non-Compliance, commencing on the date of the occurrence of such Event of Non-Compliance and ending on the date that such Event of Non-Compliance is cured, and (ii) for all other quarterly dividend periods, 8% per annum. Unless all dividends on the outstanding Shares shall have been paid, no dividends or other distributions may be paid to the holders of Common Stock. Upon a liquidation, dissolution or winding-up of the Issuer, Ahold or the holder of the Shares will be entitled to receive a liquidation preference equal to $100 per share, plus all accrued but unpaid dividends, before any liquidating distribution may be made with respect to the Common Stock. Ahold or the holder of the Shares will have the right to vote on an as-converted basis together with the holders of Common Stock as a single class on all matters, including the election of directors, submitted to the Issuer's stockholders for a vote.

     The Shares are convertible into shares of Common Stock initially at a ratio of 26.67 shares of Common Stock for each Share. Initially, the effective conversion price per share of Common Stock will be $3.75. The conversion ratio is subject to anti-dilution adjustment under certain circumstances as set forth in the Certificate of Designations. The Issuer has the right to redeem and Ahold or the holder of the Shares has the right to require the Issuer to redeem the Shares at the original issue price plus all accrued and unpaid dividends on and after the eighth anniversary of the date of the Purchase Agreement. Ahold also has the right to require the Issuer to redeem the Shares upon a Change of Control (as defined in the Certificate of Designations). The Issuer has granted Ahold or the holder of the Shares preemptive rights to purchase a pro-rata amount of any new securities issued by the Issuer.

     Registration Rights Agreement.

     In connection with the Purchase Agreement, the Issuer and Ahold entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of April 14, 2000, a copy of which is filed as Exhibit 10.9 hereto.

     Holders of more than 50% of the Registrable Securities (as defined in the Registration Rights Agreement) of the Issuer may at any time after the earlier to occur of (a) the Final Closing or (b) the termination of the Purchase Agreement, request the Issuer to prepare and file a shelf registration statement on Form S-3, or such other form as the Issuer may at the time be eligible to use for the registration of securities under the Securities Act providing for the sale by the holders of all of their Registrable Securities then outstanding, and all Registrable Securities issuable thereafter.

     Ahold has the right, subject to certain limitations and restrictions, to require the Issuer at the request of Ahold to effect the following number of registrations of shares of Common Stock and securities convertible into, or exercisable or exchangeable for, shares of Common Stock ("Common Stock Equivalents") held by Ahold ("Demand Registrations"): (i) until the earlier to occur of the Outside Date or the date of the consummation of the Final Closing, there shall be no right to demand a Demand Registration, (ii) in the period, if any, commencing on the Outside Date and ending on the date of the consummation of the Final Closing, if the Final Closing occurs, four Demand Registrations, and (iii) at any time after the consummation of the Final Closing, an unlimited number of Demand Registrations. Ahold also has the right, subject to certain limitations and restrictions, to require the Issuer to include shares of Common Stock and Common Stock Equivalents then held by the Ahold in any other registration by the Issuer of its equity securities under the Securities Act (with certain customary exceptions). The Company will pay certain expenses of Ahold in connection with such registrations as provided in the Registration Rights Agreement.

     Other Agreements.

     Ahold has entered into agreements (collectively, the "Voting Agreements") with certain individual and institutional stockholders of the Issuer ("Stockholder Parties") requiring that, subject to the terms and conditions of such agreements, each Stockholder Party vote such Stockholder Party's shares of Common Stock in favor of the transactions contemplated by the Purchase Agreement, against an Alternative Transaction, against certain extraordinary transactions involving a reorganization or substantially all of the assets of the Issuer and in favor Ahold's nominees to the Board of Directors. Each of the Stockholder Parties has delivered to Ahold an irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the transactions contemplated by the Purchase Agreement, against an Alternative Transaction, against certain extraordinary transactions involving a reorganization or substantially all of the assets of the Issuer and in favor Ahold's nominees to the Board of Directors. On April 14, 2000, the Stockholder Parties owned 7,396,175 shares of Common Stock (based on the Issuer's representations in the Purchase Agreement, representing approximately 40.5% of the outstanding shares of Common Stock as of April 14, 2000). The Voting Agreements and accompanying proxies are filed as Exhibits 10.10 and 10.11 hereto.

     Concurrently with the execution of the Purchase Agreement, the Issuer amended the Issuer's stockholder rights plan (the "Amended and Restated
Stockholders Rights Agreement") to exempt Ahold and its affiliates from the applicable provisions of the rights plan.

     In connection with the Purchase Agreement, the Issuer and Ahold entered into a Supply and Services Agreement dated as of April 14, 2000, whereby the Issuer agreed to purchase, and Ahold agreed to supply, all of the Issuer's requirements of perishable and non-perishable goods from Ahold and obtain certain other services for the Issuer's online business. The Issuer and Ahold have also agreed to enter into a Technology Partnership and License Agreement regarding the development and licensing of technology used in the business of the Issuer and Ahold.

     The descriptions of each of the agreements herein are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits hereto.

     Other than as described herein, Ahold has no current plans or proposals which relate to, or would result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

     Ahold will continue to evaluate the business, operations and management of the Issuer and Ahold, subject to its obligations under the Purchase Agreement, may determine in the future to take actions which relate to or would result in one or more of the following as it may deem appropriate under the circumstances then existing: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the capitalization or dividend policy of the Issuer; (e) a change in the business of corporate structure of the Issuer; (f) a change in the Issuer's charter or bylaws; (g) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of those enumerated above. Pursuant to the Purchase Agreement, during the one-year period beginning on the date of the Purchase Agreement, Ahold has agreed not to propose, or vote any securities in favor of, a merger, reorganization, recapitalization or other similar transaction involving the Issuer that would result in the elimination of the outstanding shares of Common Stock other than the shares held beneficially by Ahold, unless any such transaction was approved by an independent committee of the Board of Directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

     (a) As a result of the issuance of the Outstanding Warrants, Ahold may be deemed to be the beneficial owner of 3,666,667 shares of Common Stock, which would represent approximately 16.7% of the shares of Common Stock outstanding after the exercise of the Outstanding Warrants as of April 14, 2000 (based on the Issuer's representations in the Purchase Agreement and treating as outstanding for this purpose the shares of Common Stock subject to the Outstanding Warrants).

     In addition, pursuant to and subject to the terms and conditions set forth in the Purchase Agreement (including approval by the stockholders of the Issuer), Ahold would acquire (i) 726,371 shares of Series B Convertible Preferred Stock (the "Shares") of the Issuer which would be convertible into initially 19,369,873 shares of Common Stock, representing approximately 51% of the total outstanding shares of Common Stock as of April 14, 2000 (based on the Issuer's representations in the Purchase Agreement and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series B Convertible Preferred Stock), and (ii) warrants (the "Warrant (Preferred Stock)") to purchase 32,894,270 shares of Common Stock. Based on the Issuer's representations in the Purchase Agreement, upon conversion of the Shares and exercise of the Warrants Ahold would be entitled to purchase approximately 75% of the total outstanding shares of Common Stock as of April 14, 2000 (treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Shares and exercise under the Warrants). Prior to the occurrence of the purchase of the Shares and the Warrant (Preferred Stock), Ahold expressly disclaims beneficial ownership of the Shares, Warrant (Preferred Stock) and the shares of Common Stock which are purchasable by Ahold upon conversion of the Shares and exercise of the Warrants (Preferred Stock).

     (b) Ahold would have the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, all the shares of Common Stock acquired upon the exercise of the Outstanding Warrants. In respect of the shares of Common Stock subject to the Voting Agreements, Ahold has the sole power to vote in favor of the transactions contemplated by the Purchase
Agreement, against an Alternative Transaction, against certain extraordinary transactions involving a reorganization of substantially all of the assets of the Issuer and in favor Ahold's nominees to the Board of Directors of Directors, but not the power to vote with respect to any other matter or the power to dispose or direct the disposition of such shares.

     (c) Except as described herein, neither Ahold nor, to the best of Ahold's knowledge, any of the persons referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as provided in the Purchase Agreement, the Warrants, the Registration Rights Agreement, the Stockholders Rights Agreement and the Voting Agreements, neither Ahold nor, to the best of Ahold's knowledge, any of the persons referred in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

10.1 Warrant Agreement (Promissory Note), dated as of April 10, 2000, issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.

10.2 Warrant Agreement (Credit Agreement), dated as of April 14, 2000, issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.

10.3 Purchase Agreement, dated as of April 14, 2000, by and between Peapod, Inc. and Koninklijke Ahold N.V.

10.4 Credit Agreement dated as of April 14, 2000, between Peapod, Inc. and Koninklijke Ahold N.V.

10.5 Amended and Restated Security Agreement dated as of April 5, 2000, by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V.

10.6 Amended and Restated Collateral Assignment of Intellectual Property dated as of April 14, 2000, by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V.

10.7 Form of Warrant Agreement (Preferred Stock), to be issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.

10.8 Certificate of Designations of Series B Convertible Preferred Stock of Peapod, Inc., dated as of April 14, 2000.

10.9 Registration Rights Agreement, dated as of April 14, 2000, by and between Peapod, Inc. and Koninklijke Ahold N.V.

10.10 Voting Agreement, dated as of April 14, 2000, by and among Peapod, Inc., Koninklijke Ahold N.V and certain Individual Investors.

10.11 Voting Agreement, dated as of April 14, 2000, by and among Peapod, Inc., Koninklijke Ahold N.V and certain Institutional Investors.

24.1 Power of Attorney, executed by Robert G. Tobin, Executive Vice-President and member of the Corporate Executive Board of Koninklijke Ahold N.V.

99.1 Promissory Note, dated April 5, 2000, by Peapod, Inc. to the order of BEW, Inc.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2000




                                          KONINKLIJKE AHOLD N.V.



                                          By: /s/ A.H.P.M. van Tielraden
                                              __________________________________
                                              Name: A.H.P.M. van Tielraden
                                              Title: General Counsel

                                   Schedule I

Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Supervisory Board, the Corporate Executive Board and each executive officer of Koninklijke Ahold N.V. The principal address of Koninklijke Ahold N.V. and, unless indicated below, the current business address for each individual listed below is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands,
Telephone: 011-31-75-6599111. Each such person is, unless indicated below, a citizen of The Netherlands. Members of the Supervisory Board are identified by an asterisk and members of the Corporate Executive Board are identified by two asterisks.

Name and Current                Present  Principal  Occupation or
Business Address                Employment;  Material  Positions  Held
                                During the Past Five Years

H. de  Ruiter*                  Chairman of the Supervisory Board of Koninklijke
                                Ahold N.V.;  Former Group Managing  Director and
                                Managing   Director  of  Royal  Dutch  Petroleum
                                Company;  Member  of the  Supervisory  Board  of
                                Royal Dutch Petroleum Company; Director of Shell
                                Petroleum  N.V.  The  Hague;  Director  of Shell
                                Petroleum  Company  Ltd.  London;  Member of the
                                Supervisory Board of Heineken N.V.;  Chairman of
                                the  Supervisory  Board of Wolters  Kluwer N.V.;
                                Chairman of the Supervisory Board of Beers N.V.;
                                Vice-Chairman of the Supervisory  Board of Corus
                                Group;   Former   Chairman  and  Member  of  the
                                Supervisory Board of Koninklijke Hoogovens N.V.;
                                Member of the Supervisory Board of Vopak; Former
                                Chairman and Member of the Supervisory  Board of
                                Koninklijke   Pakhoed   N.V.;   Member   of  the
                                Supervisory Board of Aegon N.V.

R.J. Nelissen*                  Vice  Chairman  of  the  Supervisory   Board  of
                                Koninklijke   Ahold  N.V.;  Former  Minister  of
                                Economic   Affairs;   Former   Vice-Premier  and
                                Minister  of  Finance  of the Dutch  Government;
                                Former  Chairman  of the  Managing  Board of ABN
                                AMRO Holding N.V.;  Supervisory  Board Member of
                                ABN AMRO  Holding  N.V.  and ABN AMRO Bank N.V.;
                                Chairman  of  the  Supervisory   Board  of  N.V.
                                Luchthaven Schiphol; Chairman of the Supervisory
                                Board of Koninklijke  Boskalis  Westminster N.V;
                                Chairman   of   the    Supervisory    Board   of
                                DaimlerChrysler   Nederland  B.V.;   Supervisory
                                Board   Member   of   International   Flavors  &
                                Fragrances  IFF  (Nederland)  B.V.;  Supervisory
                                Board Member of Elsevier  N.V. and Reed Elsevier
                                PLC


Sir  Michael  Perry*            Member of the  Supervisory  Board of Koninklijke
 c/o Centrica PLC               Ahold  N.V.;   Deputy   Chairman  of  Bass  PLC;
 11-12 Clifford Street          Chairman of Centrica PLC (formerly British Gas);
 London W1X 1RB                 Chairman  of  Dunlop  Slazenger  Group  Limited;
 United Kingdom                 Non-Executive  Director of Marks & Spencer  PLC;
                                Chairman  of  The   Shakespeare   Globe   Trust;
                                Chairman  of  The   Shakespeare   Globe   Trust;
                                Chairman  of  the  British  Government's  Senior
                                Salaries Review Body; Former Director of British
                                Gas PLC;  Former  Chairman of the Managing Board
                                of  Unilever  PLC;  Former  Chairman  of  United
                                Holdings   Ltd.;    Former   Chairman   of   The
                                Advertising  Association;  Former  Member of the
                                British  Chamber  of  Commerce  (Citizen  of the
                                United Kingdom)

J.A. van Kemenade*              Member of the  Supervisory  Board of Koninklijke
                                Ahold N.V.;  Queen's  Commissioner for the Dutch
                                Province of  North-Holland;  Former  Minister of
                                Education  and Science of the Dutch  Government;
                                Vice-Chairman  of the  Supervisory  Board  of De
                                Nederlandsche  Bank N.V.;  Chairman of the Inter
                                Provinciaal  Overleg;  Member  of the  Board  of
                                Stichting; Chairman of 'Stichting Prins Bernhard
                                Cultuurfonds' Noord

A.J. Kranendonk*                Member of the  Supervisory  Board of Koninklijke
                                Ahold N.V.;  Former  President of the Management
                                Board of Friesland W.A.;  Former Chairman of the
                                Association   of  Dutch  Chambers  of  Commerce;
                                Member of the Supervisory  Board of S.C. Johnson
                                Polymer B.V.;  Chairman of the Supervisory Board
                                of Athlon N.V.;  Member of the Supervisory Board
                                of  Lankhorst   Sneek  B.V.;   Chairman  of  the
                                Supervisory  Board of Dokkumer  Vlaggen Centrale
                                B.V.;   Chairman   of   'Stichting    Preferente
                                Aandelen' NBM-Amstelland; Member of the Board of
                                'Stichting   Administratiekantoor'   Koninklijke
                                Bols Wessanen

Richard F. Meyer*               Member of the  Supervisory  Board of Koninklijke
  c/o Harvard Business          Ahold     N.V.;     Professor     of    Business
      School                    Administration,    Harvard    Business   School;
 Morgan Hall 211                Chairman of NEDD (Citizen of the United States)
 Boston, Massachusetts
 02163

Lodewijk J.R. de Vink*          Member of the  Supervisory  Board of Koninklijke
 c/o Warner-Lambert Company     Ahold  N.V.;   Chairman,   President  and  Chief
201 Tabor Road                  Executive  Officer  of  Warner-Lambert  Company;
Morris Plains, New Jersey       President and former Chief Operating  Officer of
07950                           Warner-Lambert   Company;  Former  President  of
                                Schering  International  (Citizen  of the United
                                States)

Cees H. van der Hoeven**        President   and  Chief   Executive   Officer  of
                                Koninklijke    Ahold   N.V.;   Member   of   the
                                Supervisory   Board  of  ABN  AMRO  Bank   N.V.;
                                Director of Ahold U.S.A., Inc.

J.G. Andreae**                  Executive Vice  President of  Koninklijke  Ahold
                                N.V.;  Former  President  of Albert  Heijn B.V.;
                                Member  of  the  Corporate  Executive  Board  of
                                Albert Heijn B.V.;  President of the Supervisory
                                Board   of   S.V.M.;   Former   Member   of  the
                                Supervisory Board of KLM-catering; Co-chairman of ECR Europe; Co-chairman of ECR NL; Director of Ahold U.S.A., Inc.

A.Michael Meurs**               Executive  Vice  President  and Chief  Financial
                                Officer of Koninklijke  Ahold N.V.;  Supervisory
                                Director B of Disco Ahold International Holdings
                                N.V.;  Former Senior Vice  President of Business
                                Development  of Koninklijke  Ahold N.V.;  Former
                                Senior Vice  President of Finance of Koninklijke
                                Ahold  N.V.;  Former Vice  President  of Finance
                                Koninklijke Ahold N.V.; Former Director of Ahold
                                Americas  Holdings,  Inc.; Former Executive Vice
                                President  of  Croesus,   Inc.;  Member  of  the
                                Supervisory Board of Van Den Boom Groep;  Member
                                of  the  Supervisory   Board  of  Van  der  Hoop
                                Effectenbank  N.V.;  Director and Executive Vice
                                President of Ahold U.S.A., Inc.

Alan S. Noddle**                Executive Vice  President of  Koninklijke  Ahold
                                N.V.;  Supervisory  Director  B of  Disco  Ahold
                                International   Holdings   N.V.;   Director   of
                                Inversiones  Santa  Isabel  S.A.;  Former  Chief
                                Executive  Officer of Giant Food  Stores,  Inc.;
                                Director of Ahold U.S.A., Inc.; Former President and Chief Executive Officer of Ahold U.S.A.
                                Support  Services,  Inc.  (Citizen of the United
                                States)



Robert G. Tobin**               Executive Vice  President of  Koninklijke  Ahold
   c/o Ahold U.S.A., Inc        N.V.;  Director and President of Ahold  Americas
  14101 Newbrook Drive          Holdings,  Inc.; Chairman,  Director,  President
  Corporate Pointe Two          and Chief  Executive  Officer  of Ahold  U.S.A.,
  Chantilly, Virginia 20151     Inc.;  Director of Ahold Finance  U.S.A.,  Inc.;
                                Former President and Chief Executive  Officer of
                                Croesus,  Inc.;  Director  and Former  Chairman,
                                President  and Chief  Executive  Officer  of The
                                Stop & Shop Companies, Inc. (a wholly owned subsidiary of Koninklijke Ahold N.V. since 1996)
                                (Citizen of the United States)

N.L.J. Berger                   Corporate  Secretary of Koninklijke  Ahold N.V.;
                                Former  Deputy  General  Counsel of  Koninklijke
                                Ahold N.V.

A.J. Brouwer                    Senior Vice President Management Development and
                                Organization of Koninklijke  Ahold N.V.;  Former
                                Vice  President of  Management  Development  and
                                Organization   of   Koninklijke    Ahold   N.V.;
                                Executive Vice President HR/MD Ahold Europe

A. Buitenhuis                   Senior  Vice  President  of  Finance  and Fiscal
                                Affairs of Koninklijke  Ahold N.V.;  Former Vice
                                President of Fiscal Affairs of Koninklijke Ahold
                                N.V.

A.H.P.M. van Tielraden          Senior Vice  President  and  General  Counsel of
                                Koninklijke  Ahold N.V.;  Former Vice  President
                                and Deputy General Counsel of Koninklijke  Ahold
                                N.V.; Director of Ralico SDN BHD;  Supervisory B
                                member of Paiz  Ahold  B.V.  (will be  replaced,
                                date not yet  known);  Former  Director of Legal
                                Affairs  Hagemeyer  N.V.;  Former  Senior  Legal
                                Advisor  of  Unilever   Nederland  B.V.;  Former
                                General Counsel of Quest International

P.P.M. Ekelschot                Senior  Vice  President  of  Internal  Audit  of
                                Koninklijke Ahold N.V.; Former Vice President of Internal Audit of Koninklijke Ahold N.V.;
                                Vice President of  Koninklijke  NIVRA; Treasurer
                                IIA-Netherland

H. Gobes                        Senior  Vice  President  of   Communications  of
                                Koninklijke Ahold N.V.

Maarten J. Dorhout Mees         Senior Vice President of Business Development of
                                Koninklijke   Ahold  N.V.;  Former  Senior  Vice
                                President  of Sales and Services of Albert Heijn
                                B.V.;   Former   Deputy   Director  of  Customer
                                Services of Albert  Heijn B.V.

L.A.P.A. Verhelst               Senior  Vice  President  of   Administration  of
                                Koninklijke Ahold N.V.; Former Managing Director of Pays-Bas Property Fund N.V.; Former Member of the Executive Board of Koninklijke Bols
                                Wessanen  N.V.;  President  of  the  Supervisory
                                Board  of AVIO-Diepen B.V.

C. Sterk Senior Vice President of Financial Services of Koninklijke Ahold N.V.; Former Senior Vice President of Administration of Koninklijke Ahold N.V.; Former President of Albert Heijn B.V.

                                  EXHIBIT INDEX
                                  -------------

10.1 Warrant Agreement (Promissory Note), dated as of April 10, 2000, issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.

10.2 Warrant Agreement (Credit Agreement), dated as of April 14, 2000, issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.

10.3 Purchase Agreement, dated as of April 14, 2000, by and between Peapod, Inc. and Koninklijke Ahold N.V.

10.4 Credit Agreement dated as of April 14, 2000, between Peapod, Inc. and Koninklijke Ahold N.V.

10.5 Amended and Restated Security Agreement dated as of April 5, 2000, by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V.

10.6 Amended and Restated Collateral Assignment of Intellectual Property dated as of April 14, 2000, by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V.

10.7 Form of Warrant Agreement (Preferred Stock), to be issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.

10.8 Certificate of Designations of Series B Convertible Preferred Stock of Peapod, Inc., dated as of April 14, 2000.

10.9 Registration Rights Agreement, dated as of April 14, 2000, by and between Peapod, Inc. and Koninklijke Ahold N.V.

10.10 Voting Agreement, dated as of April 14, 2000, by and among Peapod, Inc., Koninklijke Ahold N.V and certain Individual Investors.

10.11 Voting Agreement, dated as of April 14, 2000, by and among Peapod, Inc., Koninklijke Ahold N.V and certain Institutional Investors.

24.1 Power of Attorney, executed by Robert G. Tobin, Executive Vice-President and member of the Corporate Executive Board of Koninklijke Ahold N.V.

99.1 Promissory Note, dated April 5, 2000, by Peapod, Inc. to the order of BEW, Inc.